2Q 2005 Financial Highlights

(Unit: KRW million)

	2Q 2005	1Q 2005	Change (q-q)	2Q 2004	Change (y-y)
			-4,072		-9,276
Revenues	353,856	357,928	(-1.1%)	363,132	(-2.6%)

			-18,720		-44,076
Operating Profit	-3,420	15,300	(Turned Negative)	40,656	(Turned Negative)

			-38,297		-48,400
Ordinary Income	-33,156	5,141	(Turned Negative)	15,244	(Turned Negative)

			-38,297		-48,400
Net Income	-33,156	5,141	(Turned Negative)	15,244	(Turned Negative)

2005 Earnings Guideline

1.	Revenues : revised down 5~10% from the initial target of KRW 1.56 trillion

2.	Net Loss: KRW 100~120 billion

3.	EBITDA : down 15~20% from the initial target of KRW 600 billion.

4.	CAPEX : KRW 300~320 billion

5.	Thrunet-related impact on the Company’s profit and loss in the second half of the year 2005 : losses estimated to be approx. KRW 43~49 billion.

• Presentation materials for the conference call were posted on the Company’s website on August 16, 2005.